SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                            NOONEY REALTY TRUST, INC.
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                    655379105
                                 (CUSIP Number)

      Scott M. Herpich, Lathrop & Gage L.C., 2345 Grand Blvd., Suite 2800,
                      Kansas City, MO 64108, (816) 292-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    11/09/99
             (Date of Event Which Requires Filing of This Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.
______


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 pages)
--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP Number 655379105

(1)     Name of Reporting Person

         John W. Alvey

(2)     Check the Appropriate Box                      (a)________
          if a Member of a Group*                      (b)________

(3)     SEC Use Only

(4)     Source of funds
          PF**

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                 ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares                      (7)     Sole Voting Power
           beneficially owned                                   18,000
           by each reporting
           person with:                          (8)     Shared Voting Power
                                                                37,881

                                                 (9)     Sole Dispositive Power
                                                                18,000

                                                (10)    Shared Dispositive Power
                                                                37,881

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
              55,881

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                       ---------

(13)     Percent of Class Represented by Amount in  Row (11)
           6.44%

(14)     Type of Reporting Person*
            IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by (i) by purchasing on a margin account and (ii) by a loan from NKC Associates, L.L.C.

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Item 1.      Security and Issuer.

         This Schedule 13D relates to the common stock, par value $1.00 per share (the "Securities"), of Nooney Realty Trust, Inc., a Missouri corporation ("Nooney"), whose principal executive offices are located at 1100 Main, Suite 2100, Kansas City, Missouri 64105.

Item 2.      Identity and Background.

         This report is filed by John W. Alvey ("Mr. Alvey"). Mr. Alvey is a citizen of the United States whose business address is at 1100 Main, Suite 2100, Kansas City, Missouri 64105. Mr. Alvey is the President and a director of KelCor, Inc. ("KelCor"). KelCor is a Missouri corporation with a principal business address of 1100 Main, Suite 2100, Kansas City, Missouri 64105, whose principal business is participating in the acquisition and ownership of commercial and multi-family residential real estate. Mr. Alvey is also Executive Vice President and Chief Financial Officer of Maxus Properties, Inc. ("Maxus"), a Missouri corporation located at 1100 Main, Suite 2100, Kansas City, Missouri 64105. Maxus specializes in commercial property management. Mr. Alvey is responsible for the day-to-day accounting functions, risk management and taxes for Maxus and its managed properties.

         During the past five years, Mr. Alvey has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

         The total amount of funds used by NKC Associates, L.L.C., a Missouri limited liability company ("NKC"), to acquire the 37,881 shares of the Securities reported in Item 5(c) was $378,810. The funds were obtained pursuant to a demand loan by Bond Purchase, L.L.C., a Missouri limited liability company ("Bond Purchase"). The demand loan is secured by the 37,881 shares of Securities acquired by NKC, with interest accruing on the unpaid balance at a rate of 8% per annum.

         The other 18,000 shares of the Securities held by Mr. Alvey were purchased through a broker on a margin account. As of the date of this filing, the amount of indebtedness with respect to this margin account was approximately $71,215. Mr. Alvey obtained substantially all of the remaining funds to purchase these 18,000 shares through loans from David L. Johnson and his affiliates. These loans are unsecured.

Item 4.      Purpose of Transaction.

         Mr. Alvey acquired the shares in connection with a settlement agreement entered into between Nooney and Mr. Alvey, among others, in which Mr. Alvey and others gained control of Nooney. Pursuant to the settlement agreement, Mr. Alvey has been elected Vice President of Nooney and is expected to be appointed as a director of Nooney.

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Item 5.      Interest in the Securities of Issuer.

         (a) The aggregate number and percentage of the Securities to which this Schedule 13D relates is 55,881 shares, representing 6.44% of the 866,624 outstanding shares. Mr. Alvey is the direct beneficial owner of 18,000 shares of the Securities and the indirect beneficial owner of 37,881 shares of the Securities, which represent approximately 6.44% of the outstanding shares. The 37,881 shares are held by NKC, which Mr. Alvey is a 22.5% equity holder.

         (b) Mr. Alvey has the direct power to vote and direct the disposition of 18,000 shares held by him, and the indirect power to vote and direct the disposition of the 37, 881 shares held by NKC.

         (c) During the past sixty (60) days, the following purchase was made by NKC pursuant to the settlement agreement referenced in Item 4 above:

                                                       Purchase Price
Securities Purchased            Date               (including commissions)
--------------------         ----------            -----------------------
      37,881                  11-09-99                     $10.00


         (d) No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Securities other than the Reporting Persons identified herein.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         Mr. Alvey does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Securities, including, but not limited to, transfer or voting of any such Securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. 37,881 shares of the Securities have been pledged by NKC to Bond Purchase. In the event that NKC defaulted on the demand loan, Bond Purchase could acquire beneficial ownership of and voting control over such shares.

Item 7.     Exhibits.

         None.


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         SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 /s/ John W.  Alvey                              Date:    November 19, 1999
------------------------------------
John W. Alvey









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